Brookfield Real Estate Income Trust Inc.

250 Vesey Street, 15th Floor

New York, NY 10281

July 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	Brookfield Real Estate Income Trust Inc.

Form 10-K for the year ended December 31, 2022

Filed March 16, 2023

Form 10-Q for the quarterly period ended March 31, 2023

Filed May 12, 2023

File No. 000-56428

Dear Sir or Madam:

This letter sets forth the response of Brookfield Real Estate Income Trust Inc. (the “Company”) to the correspondence from the Securities and Exchange Commission (“SEC”) dated July 7, 2023 regarding the Company’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 16, 2023, and the Company’s Form 10-Q for the quarterly period ended March 31, 2023, which was filed with the SEC on May 12, 2023. The SEC’s comments are below, followed by the Company’s responses thereto.

Comment:

Form 10-K for the year ended December 31, 2022

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Net Asset Value, page 49

1.

We note your allocation of net asset value to each class of share in the table at the top of page 51. Please clarify for us, and expand your disclosure to discuss, how you calculated the amount allocated to each class of share (e.g. $487,102,000 to Class S shares, $566,427,000 to Class I shares). Within your response and expanded disclosure, please clarify how you incorporate the stockholder servicing fees in this allocation.

Response:

The Company’s monthly net asset value (“NAV”) and NAV per share are calculated by State Street Bank and Trust Company (“State Street”), a third-party firm that provides the Company with certain administrative and accounting services. Such calculations are reviewed and confirmed by Brookfield REIT Adviser LLC (the “Adviser”), the Company’s external adviser. At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, State Street allocates any change in the Company’s aggregate NAV

(whether an increase or decrease) among each class of shares based on each class’s relative percentage of the prior month’s aggregate NAV plus issuances of shares that were effective on the first calendar day of the current month, including shares issued pursuant to the Company’s distribution reinvestment plan. Changes in the Company’s monthly NAV will include, without limitation, accruals of the Company’s net portfolio income, interest expense, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in the Company’s monthly NAV will also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month.

Following the allocation of the change in the Company’s aggregate NAV to each share class, State Street makes class-specific adjustments to each share class for repurchases of the Company’s common stock effective on the last calendar day of that month and accruals of class-specific expenses. Class-specific expenses include the stockholder servicing fee, management fee, and performance fee and are deducted from the aggregate gross distribution allocable to each applicable share class. The declaration of distributions will reduce the NAV for each class of the Company’s common stock by an amount equal to the accrual of the Company’s liability to pay any such distribution to its stockholders of record of each class. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

The Company will revise its disclosure regarding the calculation of NAV in its Form 10-K for the year ended December 31, 2023 to incorporate the edits to the disclosure from its Form 10-K for the year ended December 31, 2022 attached in Exhibit A to this letter.

Comment:

Notes to the Financial Statements

2. Summary of Significant Accounting Policies

Fair Value Measurement, page F-14

2.

We note your disclosure that the inputs used in determining the Company’s equity method investment carried at fair value are considered Level 3. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of this asset. Please refer to ASC820-10-50-2(bbb).

Response:

The Company provides quantitative information in its Form 10-K and Form 10-Q regarding the significant unobservable inputs used in determining the fair value of the Company’s real estate properties in connection with the calculation of NAV. For example, see page 51 in “Part II, Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Security – Net Asset Value” in the Company’s Form 10-K for the year ended December 31, 2022, and page 41 in “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Net Asset Value” in the Company’s Form 10-Q for the quarterly period ended March 31, 2023. The disclosures in these tables include the significant unobservable inputs used in determining the fair value of the Company’s equity method investment, which are the discount rate and exit capitalization rate.

The Company will revise its disclosure in “Note 2 – Summary of Significant Accounting Policies – Fair Value Measurement” on Form 10-Q and Form 10-K to include the significant unobservable quantitative inputs used in determining the fair value of the Company’s unconsolidated investment carried at fair value. The Company will include the following disclosure in its Form 10-Q starting with the quarterly period ended June 30, 2023:

The following table contains the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy ($ in thousands):

June 30, 2023
	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average	Impact to Valuation from an Increase in Input
Investments in unconsolidated entities	$	Discounted cash flow	Discount Rate
Exit Capitalization Rate

Comment:

Form 10-Q for the quarterly period ended March 31, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

3.

You disclose that the increase in rental revenue was due to property acquisitions and increasing rental rates. As it appears that your existing portfolio had an impact on your change in rental revenues, please tell us what consideration you gave to providing same store performance information within your results of operations.

Response:

For the three months ended March 31, 2023, the Company’s rental revenues increased $8.8 million compared to the corresponding period in the prior year. During the first quarter of 2023, the Company owned 18 consolidated properties and 486 single-family rental homes that contributed to rental revenues. During the first quarter of the prior year, the Company owned 17 consolidated properties and 162 single-family rental homes that contributed to rental revenues, inclusive of four properties and 148 single-family rental homes that were acquired during the quarter. As such, only 13 properties and 14 single-family rental homes were owned for the entirety of both periods and would be included in same store performance. The Company’s acquisition activity accounted for approximately $7.2 million of the $8.8 million increase in rental revenues, representing 82% of the total increase. Given the small contribution from same store growth in this period, the Company did not elect to break out the components of the increase. The Company anticipates expanding its discussion of total revenues to provide more detail on same store rental growth when it becomes a more significant component of the Company’s results of operations.

Comment:

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Share Repurchases, page 49

4.

We note your table at the bottom of page 50 which states that you repurchased 2.78% of your shares outstanding during March 2023. We note your disclosure on page 49 that the total amount of aggregate repurchases of your common stock is limited to no more than 2% of your aggregate NAV per month. Please reconcile the apparent inconsistency for us.

Response:

In the table on page 50, the 2,630,415 shares repurchased in March 2023 includes 759,250 Class I shares that were repurchased from the Adviser outside of the share repurchase plan related to shares that were previously issued to the Adviser as payment of management and performance fees. The repurchase limitations referenced on page 49 (e.g., 2% of aggregate NAV per month and 5% of aggregate NAV per calendar quarter) are only applicable to shares repurchased through the Company’s share repurchase plan, which excludes shares repurchased from the Adviser that were issued as payment for fees. Additionally, the monthly and quarterly repurchase limitations are calculated based on the aggregate NAV of the Company, not the total number of shares outstanding. Excluding the 759,250 shares repurchased from the Adviser, the repurchases as a percentage of aggregate NAV for the month of March 2023 was 1.99%, which is below the 2% monthly repurchase limitation.

The Company will revise its disclosures in future filings on Form 10-Q and Form 10-K starting with the quarterly period ended June 30, 2023, to include the following:

•

Disclose that the monthly and quarterly repurchase limits only apply to shares repurchased as part of the Company’s share repurchase plan, which excludes shares repurchased from the Adviser that were issued as payment for management or performance fees.

•	Add footnote disclosure to the table to disclose the shares repurchased under the share repurchase plan each month as a percentage of aggregate NAV.

Please contact me if you should need additional information or should you have questions.

Sincerely,

Brookfield Real Estate Income Trust Inc.

By:	/s/ Dana Petitto
Dana Petitto
Chief Financial Officer

cc:	Jason W. Goode, Alston & Bird LLP

Michelle Campbell, Brookfield Real Estate Income Trust Inc.

Exhibit A

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by the Adviser and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP, which are subject to an annual independent audit.

To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to independent audit. Because the fair value calculations of our real estate properties involve significant professional judgment in the application of both observable and unobservable inputs, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other public REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP.

With the approval of our board of directors, including a majority of the independent directors, we have engaged Altus Group U.S. Inc. to serve as our independent valuation advisor. At the end of each month, our independent valuation advisor prepares appraisals for each of our properties other than those for which we obtained third-party annual appraisals for such month, and reviews annual appraisals for each of our properties for which an appraisal was obtained from an independent third-party appraisal firm. While our independent valuation advisor performs an important role with respect to our property valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Adviser is ultimately responsible for the determination of our NAV.

The following valuation methods are used for purposes of calculating our NAV:

•

Investments in Real Estate: Our independent valuation advisor and independent third-party appraisal firms value our properties using the discounted cash flow methodology (income approach) as the primary methodology, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed market supported discount and terminal capitalization rate. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization and discount rates, and projections of future rent and expenses based on appropriate market evidence as well as the residual value of the asset as components in determining value. The valuations of our properties also incorporate historical operating revenues and expenses of the properties, lease agreements on the properties, budgeted revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property.

For the purposes of calculating our monthly NAV, our properties initially will be valued at cost, which we expect to represent fair value at that time. Each property, other than single-family rental properties, will then be appraised by an independent third-party appraisal firm after acquisition and no less than annually thereafter. Each month thereafter our independent valuation advisor will prepare an update appraisal of our properties that are not being appraised by an independent third-party appraisal firm. Our single-family rental properties are valued by our independent valuation advisor each month. Our non-U.S. property is generally valued in accordance with the same valuation methods, but is valued by an independent third-party appraisal firm every month.

•

Investments in Real Estate-Related Loans and Securities: Our real estate-related securities are valued monthly using market quotations from third-party pricing vendors, and our real estate-related debt investments are valued monthly using valuations prepared by independent third-party valuation providers. Market quotations may be obtained from third-party pricing service providers or broker-dealers. If market quotations are not readily available (or are otherwise not a reliable indication of fair value for a particular investment), the fair value will be determined in good faith by the Sub-Adviser.

Certain real estate-related debt investments, such as private real estate loans, are unlikely to have market quotations. Such investments are valued monthly by a third-party valuation provider using generally accepted valuation methodologies to value such investments. Generally, the third-party valuation provider’s analysis will consider the underlying collateral real estate, the investment’s yield, and the current market yield. Market yield is estimated based on a variety of inputs regarding the collateral asset’s performance, local/macro real estate performance, and capital market conditions.

•

Liabilities: We include the fair value of our liabilities as part of our NAV calculation. These liabilities include the fees payable to the Adviser (including any accrued performance fees) and the Dealer Manager, accounts payable, accrued operating expenses, property-level mortgages, portfolio-level credit facilities and other liabilities. Other than our debt obligations, we include the cost basis of our liabilities as part of NAV, which approximates fair value due to the liquid and short-term nature of the liabilities. For NAV, our debt obligations are valued by an independent third-party valuation provider using the discounted cash flow method.

In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties, (2) our real estate-related debt investments and real estate-related securities, (3) our other real estate-related investments, if any, and (4) our other assets and liabilities. ~~Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, and the management and performance fees allocable to Class E shares will differ from the management and performance fees allocable to the other share classes, the NAV per share for our share classes may differ.~~ Operating Partnership units are valued in the same fashion. Each class of Operating Partnership units is economically equivalent to our corresponding class of shares.

At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the ~~previous~~ prior month’s aggregate NAV plus issuances of shares that were effective on the first calendar day of the current month, including shares issued pursuant to our distribution reinvestment plan. Changes in our monthly NAV will include, without limitation, accruals of our net portfolio income, interest expense, ~~the management fee, any accrued~~

~~performance fee,~~ distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV will also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month.

Following the allocation of the change in our aggregate NAV to each share class, our fund administrator makes class-specific adjustments to each share class for repurchases of our common stock effective on the last calendar day of that month and accruals of class-specific expenses. The stockholder servicing fee, management fee, and performance fee are class-specific expenses and are deducted from the aggregate gross distribution allocable to each applicable share class. The declaration of distributions will reduce the NAV for each class of common stock by an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.